Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

[Intranet filing, September 25, 2024]

Interview - El Independiente Newspaper - ECONOMY

Victoria del Castillo (BBVA): “Europe is falling behind”

BBVA’s Global Head of Strategy & M&A addresses the most controversial aspects of the takeover bid for Sabadell

Victoria del Castillo Marchese has served as BBVA’s Global Head of Strategy and M&A (Mergers and Acquisitions) since December 2018. Within the bank, she, alongside BBVA Chair Carlos Torres, is the foremost authority on the intricate financial transaction that could create Spain’s second-largest bank and one of Europe’s most significant institutions. The request to the CNMV to launch the takeover bid for Sabadell on May 24, 2024, bears her signature. El Independiente spoke with her about the most controversial aspects of this transaction.

Q: What would the merger of BBVA and Sabadell represent at the European level?

A: The new entity would become one of the largest and strongest financial institutions in Europe, with total assets exceeding one trillion euros and more than 100 million customers worldwide. In terms of market capitalization, it would be the fourth-largest bank in the Eurozone (with almost €70 billion in capitalization).

Q: Why is size so important?

A: Scale is increasingly crucial in the financial sector to address the fixed costs of growing investments in technology—digitization, cybersecurity, data management, and artificial intelligence, among others. A larger scale enables these costs to be distributed across a broader customer base, enhancing efficiency.

Q: Where does the Spanish banking sector stand?

A: The financial sector has undergone a profound transformation in recent years, and this trend is set to continue. The digital channel now accounts for the majority of financial product sales. According to a KPMG report commissioned by FUNCAS, the digital signup rate of financial products reached 50 percent among major Spanish banks in 2022 and is projected to average 75 percent within the next five years, meaning that three out of every four transactions will be digital. Consider this statistic: just seven years ago, in 2017, only 7 percent of new BBVA Group customers joined through digital channels; the remainder came through branch networks. In the first half of 2024, the BBVA Group added 5.6 million new customers, 67 percent of whom joined digitally.

Q: Will there be banking concentration in Europe in the short term?

A: As several voices have been calling for (recent reports by Mario Draghi and Enrico Letta, among others), Europe needs companies and banks with sufficient scale to compete with major banks from other regions, such as North America and Asia. In the global banking market capitalization ranking, none of the top 25 banks are from the Eurozone, while the list includes banks from the United States, Canada, China, India, Australia, and Japan. Europe is falling behind.

Q: What would the merger of BBVA and Sabadell represent in Spain?

A: The resulting entity would be a stronger and more profitable bank in a key and attractive market for investment, with assets in Spain around €600 billion and a market share of 22 percent in loans, 20 percent in deposits, and 17 percent in branches, making it the second-largest player nationally (behind the sector leader in all those respects, CaixaBank). By combining with Banco Sabadell, which has put in an excellent performance in recent years, we bring together businesses that are highly complementary due to their positioning in different customer segments in Spain.

“The transaction will be considered by the CNMC following the same methodology applied in previous transactions, so we expect it to be approved under similar parameters.”

Banco Sabadell has a tighter focus on small and medium-sized enterprises, while BBVA excels in the retail sector and large corporations. Additionally, both banks have a clear strategic focus on digitization and sustainability. Geographically, our commitment to and roots in the regions are steadfast, especially in areas where Banco Sabadell has a significant footprint: Catalonia and the Valencian Community. These are crucial markets for us, and we aim to strengthen our support for their business, cultural, scientific, and social communities through banking activities and foundations. We also strive to enhance Barcelona’s status as a European hub for startups.

Q: Sabadell believes that the merger will harm competition, and the decision on this matter depends on the CNMC.

A: The decision indeed rests with the CNMC, for which BBVA has the utmost respect. The CNMC has indicated that, as one would expect, the transaction will be scrutinized following the same methodology applied to previous proposed takeovers, so we expect it to be approved under similar parameters. Specifically, as in all precedents in the financial sector—including recent, larger combinations—the transaction should be resolved in Phase 1. We do not see competition issues in the combination of the two banks. At no point would the combined entity exceed the market share thresholds established in EU competition rules, as the resulting market shares of lending, deposits, and branches are each around 20 percent and are all lower than those of La Caixa (the entity resulting from a recent combination approved in Phase 1).

Q: How much will politics influence this transaction? Could the government use its power to veto the merger?

A: The government will need to approve the merger of BBVA and Banco Sabadell once the initial stage of the offer to BBVA shareholders is completed. Before that, assuming the takeover bid is successful, the deal will have received approval from multiple bodies, such as the European Central Bank (for prudential supervision), the CNMC (Spanish competition authority), and the CNMV (Spanish securities markets authority). The combination will also need backing from the majority of shareholders of both banks—totaling over one million. I am confident that the government will recognize the benefits of merging these two large Spanish banks. A stronger, more efficient bank will have a greater capacity to lend to households and businesses, estimated at €5 billion per year, and offer a broader, more competitive range of products. This merger reinforces our commitment to Spain and its regions, aiming to contribute to greater growth.

Q: Banco Sabadell argues that the current premium is zero.

A: Once an offer is presented—firmly and irrevocably, as in a takeover bid—it is natural and expected that the share price of the target company automatically aligns closely with the offered price, given the expectation that shareholders will receive that offered value. That this has happened in this case reflects that the offer is credible and that Banco Sabadell’s value is supported by BBVA’s offer. In other words, the current gap between the exchange ratio offered by BBVA and Banco Sabadell’s share price is not a premium; it represents the difference one would gain by buying Sabadell shares now and waiting for the deal to close. As the transaction progresses and milestones are achieved, this gap will narrow, reaching zero by the end of the acceptance period.

“Since we presented the offer, BBVA and Sabadell’s share prices have been completely correlated, clearly showing that our offer fully reflects the value of Sabadell.”

If you look at BBVA and Sabadell’s share prices since we presented the offer, you will see that they are completely correlated, clearly showing that our offer fully reflects the value of Sabadell. The premium must be measured against the share price before BBVA announced its interest in merging both entities (not after, by which time the prices of both banks had already fallen in line, as just described). The premium in this case is 30 percent compared to the price on April 29 (the day before the operation was announced to the market) and 50 percent compared to the average for the previous three months. Aside from the current price difference, what Banco Sabadell shareholders should also consider when making their decision is what would happen to Sabadell’s share price if the offer did not go through.

Q: If the takeover bid fails, what will happen to Sabadell’s shares?

A: The combination makes a lot of sense for all stakeholders, and we are convinced it will succeed. In the unlikely event that it doesn’t, the support that the offer is currently providing to Banco Sabadell’s share price would disappear, which should lead to a downward correction. Banco Sabadell’s share price currently incorporates the implicit premium offered by BBVA in its bid. As a result, Sabadell has now amassed a 75 percent increase in its share price, more than double the 32 percent average rise of other Spanish banks (or the 21 percent increase for the European financial sector).

Q: And what would happen to BBVA’s shares if the takeover bid fails?

A: When it comes to BBVA’s share, our ability to combine growth and profitability sets us apart from our European competitors. As one of the 15 largest banks in Europe, we happen to be at the forefront in both dimensions—growth and profitability—and the market has recognized this, as reflected in our share price so far. From January 2019 to the present, BBVA’s total shareholder return (which considers both share price performance and dividends paid) has grown by almost 187 percent, practically tripling in value. This compares very favorably with a 105 percent increase for European banks and a 70 percent average increase for Spanish banks.

Q: And if the takeover bid doesn’t go through, what repercussions will there be for BBVA’s chair, who has tried to make this happen before without success?

A: This operation makes a lot of sense for everyone, which is why it has been proposed. BBVA decided to proceed based on what it considers to be the best way to create value for BBVA shareholders and also for Banco Sabadell shareholders. That is our focus and roadmap, and we believe the operation will succeed. Putting the decision in the hands of Banco Sabadell’s shareholders, with the utmost respect for takeover laws and complying with all regulatory approvals, is, in our view, the right thing to do.

Q: Is a significant workforce adjustment planned?

A: In this merger, unlike previous ones in the market, the synergies rely much less on staff cuts because both BBVA and Banco Sabadell have already undertaken significant restructuring processes in recent years (2021). As we have already made public, the bulk of the restructuring costs will not come from personnel and branch expenses (300 branches will be closed, far from the estimates we’ve seen published), but rather from technology, systems, and other general administrative expenses. Of the total €850 million we will unlock in synergies, €450 million corresponds to savings in general expenses (including technology), and €300 million to savings in personnel expenses. We will also save a further €100 million in financial costs. In any case, the combination aims to preserve the best talent and culture of both entities. In the integration, we will respect the principles of professional competence and merit, with agreed-upon measures that do not specifically target the employees of one or other of the two entities. We have experience in previous integration processes, and restructuring processes in the banking world are typically agreed upon with unions and offer excellent conditions for employees.

Q: Sabadell plans to distribute €2.9 billion in dividends over the next two years. This promise might deter many small shareholders from accepting the takeover bid.

A: Announcing a dividend payment in the short term does not generate added value for the shareholder; it simply involves distributing something that already belongs to them. What happens when you pay a dividend? The market capitalization adjusts to reflect that dividend, so in terms of total shareholder return (which considers share performance plus dividends), the dividend payment is ultimately neutral. What truly matters is the ability to generate profits going forward, which will determine the sustainable dividend-paying capacity in the future. What is BBVA proposing? The union of two great banks so that together we achieve more together than what we could achieve alone. Additionally, Banco Sabadell shareholders stand to benefit from a very attractive premium in the proposed exchange ratio. Specifically, the merger will lead to an increase of nearly 30 percent in earnings per share for Sabadell shareholders (according to current market estimates of expected profits for each entity, plus the €850 million gross per year in cost savings). And higher profits will certainly lead to a sustainably higher dividend. Now that is value creation.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.